TIOMIN RESOURCES INC.

News Release (TSX: TIO)

TIOMIN & JINCHUAN SIGN IMPORTANT PROJECT DEVELOPMENT AGREEMENT IN KENYA

Jinchuan to build Kwale project, acquire a 70% interest in Tiomin Kenya

TORONTO – August 31, 2009 – Tiomin Resources Inc. ('Tiomin' or 'the Company') is pleased to announce that it has taken a significant step forward and signed an Investment Agreement ('IA') with Jinchuan Group Limited ('Jinchuan'), one of China's largest companies. Jinchuan will acquire a controlling equity interest in Tiomin Kenya Limited ('TKL'), a wholly owned subsidiary of Tiomin that owns 100% of the Kwale Mineral Sands Project ('Kwale' or 'the project') in Kenya. The IA concludes, and has the same terms as, the transaction described in the July 28, 2008 Memorandum of Understanding whereby Jinchuan finances, develops and operates Kwale.

Transaction Highlights

- Jinchuan will acquire a 70% equity interest in TKL by committing to finance (on normal commercial terms), develop and operate Kwale;
- Tiomin retains a 30% carried equity interest in TKL;
- Jinchuan invests US$25 million into TKL for project development at closing;
- Tiomin contributes no further capital to TKL or Kwale;
- All net cash flow generated by Kwale will be used initially to repay project debt. Thereafter net free cash flow will be distributed pro-rata 70% to Jinchuan and 30% to Tiomin; and
- The transaction is expected to close in about two months and is subject to regulatory and shareholder approval and to certain conditions described below.

Key Closing Conditions

- The Government of Kenya ('GoK') must extend the five year period originally granted to TKL in 2004 to finance and build the project to ten years. The Commissioner of Mines and Geology in Kenya has approved the extension and it awaits approval by the Minister of Finance;
- The GoK must consent to the transaction, such consent not to be unreasonably withheld, and confirm that all agreements are in good standing; and
- Barrick Gold Corporation, through its subsidiary, Pangea Goldfields Inc., must waive its right of first refusal with respect to the Kwale Project and various exploration licenses.

Benefits to Tiomin and its Shareholders

Robert Jackson, President and CEO of Tiomin, said "Closing this flagship deal, which has had such a long and painful gestation period, will be a key event for Tiomin. We believe that the closing conditions can be met in the next two months. A 30% carried interest in a good project for no further investment is highly valuable to Tiomin particularly given the potential upside of higher commodity prices and exploration success. Jinchuan's initial cash contribution to TKL is worth about 2.4 cents per Tiomin share, which combined with our June 30 cash of about 2.9 cents per share ($13.8 million) gives a direct and indirect cash value in Tiomin of 5.3 cents per share, a significant premium to the current share price. However, this simple cash analysis considerably understates the true long-term value to Tiomin of owning a 30% carried interest in a project to be financed, constructed and operated by one of the world's largest mining companies in a time of capital shortage".

Tiomin's 2006 evaluation contemplated initial annual sales of US$70 million, capital spending of about US$200 million and production of 330,000 tonnes of ilmenite, 75,000 tonnes of rutile and 40,000 tonnes of zircon. Jinchuan has prepared its own feasibility study, which cannot be disclosed because it is not compliant with NI 43-101 standards, and Tiomin expects to receive the details in due course.

Mr. Jackson continued "Investors should look at this transaction in the context of the enormous benefit to Tiomin of Jinchuan's ability to obtain project financing to construct the project. In addition, closing this transaction with Jinchuan will give Tiomin more flexibility to pursue its strategy of leveraging its strong cash position and management team to find and execute an accretive, company-making transaction".

About Jinchuan Group Limited

Jinchuan is a major integrated non-ferrous metallurgical company engaged in mining, concentrating, smelting and chemical engineering that produces nickel, copper, cobalt, rare and precious metals and also some chemical products such as sulfuric acid, caustic soda, liquid chlorine, hydrochloric acid and sodium sulfite, together with some further processed nonferrous metals products. Jinchuan's output of nickel and platinum group metals respectively accounts for more than 90% of China's total production.

To find out more about Tiomin Resources Inc., please visit the company website at www.tiomin.com.

For further information on Tiomin please contact:
Jim O'Neill, VP Corporate Controller and Investor Relations
E-Mail: joneill@tiomin.com
Phone: 416-350-3779, ext. 231